UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at September 17, 2010

Commission File Number: 001-31965

TASEKO MINES LTD.
(Translation of registrant's name into English)

905 West Pender Street, Suite 300
Vancouver, British Columbia
Canada V6C 1L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [           ] Form 40-F [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1
Audited Supplementary Information -“Reconciliation with United States Generally Accepted Accounting Principles” for the year ended December 31, 2009, the fifteen months ended December 31, 2008, and the year ended September 30, 2007, prepared in accordance with Item 18 of Form 20-F, together with the Auditors' Report thereon

99.2
Unaudited Supplementary Information -“Reconciliation with United States Generally Accepted Accounting Principles- as at June 30, 2010, and for the three and six months ended June 30, 2010,” prepared in accordance with Item 18 of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Ltd.
(Registrant)

Date: September 17, 2010	By:	/s/ Peter C. Mitchell
Peter C. Mitchell

	Title:	Chief Financial Officer